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                                                                  CONFORMED COPY


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549


                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1933



                           For the month of June 2005




                                BANCOLOMBIA S.A.
                                ----------------
                (Translation of Registrant's name into English)


                               Calle 50 No. 51-66
                               Medellin, Colombia
                               ------------------
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                Form 20-F    X                Form 40-F
                           ------

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)


                Yes                           No       X
                      ------                        ------

(If "Yes" is marked, indicate below the file number assigned to the registrant
in connection with Rule 12g3-2(b):  82-               .)
                                       ---------------
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This Report on Form 6-K shall be incorporated by reference into the registrant's registration statement on Form F-3 (File No. 001-32535).
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                                   SIGNATURE
                                   ---------

       Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                 BANCOLOMBIA S.A.
                                                   (Registrant)




Date: June 16, 2005                 By  /s/  JAIME ALBERTO VELASQUEZ B.
                                       -----------------------------------
                                         Name:  Jaime Alberto Velasquez B.
                                         Title: Vice President of Finance

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On June 26, 1995, Colombian Industrial Bank filed with the U.S. Securities and
Exchange Commission (the "SEC") a registration statement under the U.S. Securities Act of 1933 (the "Securities Act") on Form F-1 in connection with the initial public offering and listing of its ADRs. Colombian Industrial Bank also filed Form 8-As on July 7, 1995 and July 24, 1995 with the SEC to register its ADRs and underlying preferred shares under the U.S. Securities Exchange Act of 1934 (the "Exchange Act"). In conjunction with those filings, Colombian Industrial Bank was issued a CIK number, a Securities Act file number and an Exchange Act file number by the SEC. In 1998, Colombian Industrial Bank merged with another Colombian bank and changed its name to Bancolombia S.A. ("Bancolombia" or "BC"). On September 30 of that year, Bancolombia filed a registration statement under the Securities Act on Form F-3 to register additional ADRs and underlying preferred shares. At that time, Bancolombia was issued an additional CIK number and an additional Securities Act file number by the SEC. Based on discussions among Bancolombia and the SEC, it appears the issuance of an additional CIK number at that time was unnecessary. Since 1998, Bancolombia has made all but three of its filings with the SEC under its new CIK number and Securities Act file number (it did not receive a new Exchange Act file number).

At the request of the SEC and in order to merge the filing histories of Colombian Industrial Bank and Bancolombia to the extent practicable under the EDGAR system, Bancolombia has filed today a Form 8-A under its current CIK number to obtain an Exchange Act file number.

All Bancolombia related filings dated prior to September 30, 1998 (which are all paper filings) may still be found under Colombian Industrial Bank's CIK number:
947331. Bancolombia intends to make all future filings under its current CIK number: 1071371, and all filings pursuant to the Exchange Act under its new Exchange Act file number: 001-32535.